Exhibit 99.1

Grupo Ferrer Internacional, S.A. Diagonal 549, 5a planta E-08029 Barcelona Tel. +34 936003700 - Fax +34 933308057 www.ferrer.com

February 15th, 2016

Highly Confidential
Alexza Pharmaceuticals Inc.
2091 Stierlin Court
Mountain View, CA 94043
United States

Attention:	Ms. Tatjana Naranda
Director Business Development & Global Alliance Management

Ladies and Gentleman:

Over the course of the last several weeks, Grupo Ferrer Internacional, S.A. (“we” or “Ferrer”) has completed a significant amount of due diligence and continues to evaluate a potential acquisition of Alexza Pharmaceuticals, Inc. (“you” or “Alexza”). Over the last several years, we have developed a close working relationship with Alexza and have strong belief in the eventual success of ADASUVE for patients with agitation. As a result of our belief and recent diligence, we are submitting a preliminary, non-binding letter of intent to acquire all outstanding shares of Alexza as outlined below.

This letter does not constitute a binding agreement by Ferrer or any of our affiliates or subsidiaries to consummate any transaction contemplated herein. As discussions advance we may in our sole discretion and without cause withdraw from or terminate discussions or negotiations at any time with no obligation to Alexza, its shareholders or third parties, and will not be under any legal obligation unless and until a definitive written agreements containing terms and conditions mutually agreeable to all parties have been executed and delivered by all parties intended to be bound.

1.	Upfront payment

1.04 usd per share on a fully-diluted basis and cash payments to warrant holders with out-of-the-money warrants based on their Black-Scholes value. This assumes 100% fully-diluted shares.

2.	Contingent value rights (“CVRs”)

CVRs based on the achievement of pre-specified events outlined below and are structured to preserve a 251(h) tender offer structure:

R.M.B. 06.10.98, Tomo 31.026, Folio 39, Hoja n° B-184105,
Inscription 1e, N.I.F. A-61738993

Grupo Ferrer Internacional, S.A. Diagonal 549, 5a planta E-08029 Barcelona Tel. +34 936003700 - Fax +34 933308057 www.ferrer.com

#	Underlying Asset	Triggering event	Tradeable (Yes/No)	Expiration date	Amount
1	Staccato-based products in development (excluding ADASUVE)	When Ferrer has received a total of 10 million usd in net payments (upfronts, milestones, royalties)	No	5 years	3 million usd (~0.14 usd per share)

2	Staccato-based products in development (excluding ADASUVE)	When Ferrer has received a total of 30 million usd in net payments (upfronts, milestones, royalties)	No	10 years	6 million usd (~0.28 usd per share)

3	Staccato-based products global revenue (including ADASUVE)	When the sum of Alexza’s income all Staccato-based products achieve 100 million usd	No	None	0.4usd per share (~9 million)

4	Staccato-based products global revenue (including ADASUVE)	When the sum of Alexza’s income all Staccato-based products achieve 300 million usd	No	None	0.8 usd per share (~17 million)

3.	Structure

Tender offer or single-step merger for all of the shares followed by a merger of Alexza into a wholly owned subsidiary of Ferrer pursuant to 251(h) of the General Corporation Law of the State of Delaware.

4.	Sources of funds

We have sufficient cash on hand to acquire Alexza in an all-cash transaction.

5.	Due diligence requirements

In order to commit a firm and binding offer, Ferrer will conduct a full due diligence process which includes meetings with the management team and key staff of Alexza Pharmaceuticals as well as access to the comprehensive data room comprising all the documents of the company and its subsidiaries.

The Due Diligence would include, but not be limited to, the following:
•	Complete financial due diligence,
•	Further commercial due diligence,
•	Environmental and operational review,

R.M.B. 06.10.98, Tomo 31.026, Folio 39, Hoja n° B-184105,
Inscription 1e, N.I.F. A-61738993

Grupo Ferrer Internacional, S.A. Diagonal 549, 5a planta E-08029 Barcelona Tel. +34 936003700 - Fax +34 933308057 www.ferrer.com

•	Assurance that there is proper title to assets and there are no outstanding liens, tax liabilities, operating encumbrances or other items that would impact ongoing operations,
•	Relevant diligence around customer base, and intellectual property,
•	An understanding of legal and transfer issues required for the transaction, and
•	Complete legal & tax due diligence.

6.	Approvals and conditions

Our offer has undergone significant review and received the support of our senior management team. Final approval will be provided immediately in advance of signing such that internal approval is not a closing condition.

Our indicative offer is based on:
•	The shares will be transferred free of any lien, encumbrance, security or any other third party right or claim,
•	The information provided shows a faithful view of the business, activity, organization, structure and financial position of the Company and its subsidiaries,
•	The Transaction will be made assuming a normalized working capital,
•
The existing operating facilities (including the laboratories and offices) are in good condition and do not require a material injection of capital or investment in order to maintain current condition.

•	Comprehensive knowledge and understanding of any commitments assumed by Alexza in regards of royalties and loan notes.

7.	Timing
Ferrer believes it can conduct this due diligence in a timely manner, with a target of 20 days from acceptance of this non-binding offer.  We would be willing to negotiate the terms of the definitive transaction documentation on parallel timeline with the due diligence investigation.

8.	Additional Information

This letter and the terms herein are confidential and should not be disclosed to anyone other than the shareholders, the management team and its respective advisors.

9.	Contact Information

Please contact:

Antoni Villaró via email at avillaro@ferrer.com or telephone at (34)936003787 or (34)618234445
or
Juan Fanés via email at jfanes@ferrer.com or telephone at (34)936003717 or (34)606337891

R.M.B. 06.10.98, Tomo 31.026, Folio 39, Hoja n° B-184105,
Inscription 1e, N.I.F. A-61738993

Grupo Ferrer Internacional, S.A. Diagonal 549, 5a planta E-08029 Barcelona Tel. +34 936003700 - Fax +34 933308057 www.ferrer.com

We believe that this proposal represents a compelling proposition for Alexza and its stockholders and believe a mutually advantageous transaction can be negotiated and executed expeditiously.  We look forward to working with you to pursue this opportunity for both of our companies.

Sincerely,

/s/ Juan Fanés Trillo
Juan Fanés Trillo
C.F.O.
Grupo Ferrer Internacional, S.A.

Accepted by Alexza Pharmaceuticals, Inc:
/s/ Thomas B. King
17 February 2016

R.M.B. 06.10.98, Tomo 31.026, Folio 39, Hoja n° B-184105,
Inscription 1e, N.I.F. A-61738993